

June 3, 2013

Via E-mail
Thomas H. McCormick
President and Director
Saul Centers, Inc.
7501 Wisconsin Avenue
Bethesda, MD 20814

Re: Saul Centers, Inc.
Registration Statement on Form S-3
Filed May 17, 2013
File No. 333-188686

Dear Mr. McCormick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that on page 33 of your registration statement on Form S-3, it appears that you did not specifically incorporate by reference filings made after your initial filing and prior to the effective date of your registration statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement to specifically incorporate by reference any applicable Exchange Act filings that are made after your initial registration statement and prior to effectiveness.

Selling Stockholders, page 5

2.   Please revise your selling stockholders table to identify the natural persons who have or share voting or investment power for each fund. Please refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 240.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3585 with any questions.

Sincerely,

/s/ Stacie Gorman

Stacie Gorman
Attorney-Advisor

cc: Scott V. Schneider
        Chief Financial Officer
        Saul Centers, Inc.
        Via E-mail